Exhibit 99.1

John A. MacDonald becomes Chairman of the Board of Directors of Rogers Communications Inc.

Toronto, October 21, 2021—Rogers today announced that John A. MacDonald has assumed the role of Chairman of the Board of Directors of Rogers Communications Inc.

“This has been a challenging time for the Corporation and I want to reaffirm on behalf of the majority of the Board our support for and total confidence in the management team and CEO of Rogers Communications,” said John A. MacDonald.

Edward Rogers has moved from the role of Chairman effective today and will remain on the Board as a Company director. John A. MacDonald has been a member of the Rogers Board of Directors since 2012 and holds the role of Lead Director and Chair of the Corporate Governance Committee.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For more information

media@rci.rogers.com

1-844-226-1338